Filed Pursuant to Rule 433
Registration No. 333-133852
BANK OF AMERICA CORPORATION
22,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of
6.625% Non-Cumulative Preferred Stock, Series I
FINAL TERM SHEET
Dated September 20, 2007

Issuer:	Bank of America Corporation

Security:	Depositary Shares each representing a 1/1,000th interest in a share of Bank of America Corporation 6.625% Non-Cumulative Preferred Stock, Series I

Ratings:	Aa3 (Moody’s) / A+ (S&P) / AA– (Fitch)

Size:	22,000,000 Depositary Shares

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	September 20, 2007

Settlement Date:	September 26, 2007 (DTC)

Dividend Rate (Non-Cumulative):	6.625%

Dividend Payment Dates:	January 1, April 1, July 1, and October 1 of each year, beginning January 1, 2008.

Optional Redemption:	On any Dividend Payment Date on or after October 1, 2017 (subject to limitations described in the prospectus supplement dated September 20, 2007).

Public Offering Price:	$25 per depositary share

Underwriting Commissions:	$5,500,000

Net Proceeds (before expenses) to Bank of America Corporation:	$544,500,000

Lead Manager:	Banc of America Securities LLC

Co-Managers:	Bear, Stearns & Co. Inc. Deutsche Bank Securities Inc. UBS Securities LLC Muriel Siebert & Co., Inc. The Williams Capital Group, L.P.

Listing:	NYSE

CUSIP for the Depositary Shares:	060505740
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the lead underwriter will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury – Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.